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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

               GROSVENOR REGISTERED MULTI-STRATEGY FUND (TE), LLC
                                (Name of Issuer)

               GROSVENOR REGISTERED MULTI-STRATEGY FUND (TE), LLC
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               Michelle Rhee, Esq.
                         c/o Bank of America Corporation
                              One Financial Center
                           Boston, Massachusetts 02110
                                 (617) 772-3672
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                               September 29, 2010
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

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                            CALCULATION OF FILING FEE

Transaction Valuation: $500,000.00 (a)   Amount of Filing Fee: $35.65 (b)

(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)  Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:___________________________________

     Form or Registration No.:__________________________________

     Filing Party:_____________________________________________

     Date Filed:______________________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

     Grosvenor Registered Multi-Strategy Fund (TE), LLC (the "Fund") is offering to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from investors of the Fund ("Investors") at their net asset value, calculated as of the Valuation Date (as defined below). The Board of Directors of the Fund (the "Board") has authorized the Fund to offer to purchase Interests in an amount up to $500,000. The offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, Eastern Time, on October


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27, 2010, or if the Offer is extended, until a later date that corresponds to the extension of the Offer (the "Expiration Date"). The net asset value of an Interest will be calculated for this purpose as of December 31, 2010 or, if the Offer is extended, as of the next occurring last business day of a calendar month which is at least sixty-five (65) days from the date on which the Offer actually expires (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

     Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

ITEM 2. ISSUER INFORMATION.

     (a) The name of the issuer is Grosvenor Registered Multi-Strategy Fund
(TE), LLC. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 100 Federal Street, Boston, Massachusetts 02110 and the telephone number is (866) 921-7951.

     (b) The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund (referred to herein as Interests). As of the start of business on September 1, 2010, there was approximately $25,916,016 in outstanding Interests (based on the unaudited net asset value of such Interests and including subscriptions made as of September 1, 2010). Subject to the conditions set forth in the Offer, the Fund will purchase up to $500,000 of Interests that are tendered by and not withdrawn by Investors, subject to any extension of the Offer.

     (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's Operating Agreement, as amended from time to time (the "LLC Agreement").

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The name of the filing person is Grosvenor Registered Multi-Strategy Fund (TE), LLC. The Fund's principal executive office is located at 100 Federal Street, Boston, Massachusetts 02110 and the telephone number is (866) 921-7951. The management services provider to the Fund and the investment adviser of Grosvenor Registered Multi-Strategy Master Fund, LLC, in which the Fund indirectly invests substantially all of its assets (the "Master Fund"), is Bank of America Capital Advisors LLC (the "Adviser"). The principal executive office of the Adviser is located at 100 Federal Street, Boston, MA 02110 and it may be reached at (866) 921-7951. The subadviser of the Master Fund is Grosvenor Capital Management, L.P. (the "Subadviser"). The principal executive office of the Subadviser is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 61611 and it may be reached at (312) 506-6500. The members of the Board are Alan Brott, John C. Hover II, Victor F. Imbimbo, Jr., Stephen V. Murphy and Thomas G. Yellin. Their address is c/o the Fund at 100 Federal Street, Boston, MA 02110 and their telephone number is (866) 921-7951.


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ITEM 4. TERMS OF THIS TENDER OFFER.

     (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase up to $500,000 of Interests that are tendered by Investors by 12:00 midnight, Eastern Time, on the Expiration Date, which is October 27, 2010 unless the Offer is extended, and not withdrawn.

     (ii) The purchase price of an Interest, or portion thereof, tendered and accepted for purchase will be its net asset value as of the close of business on the Valuation Date. The net asset value will be determined after all allocations to capital accounts of the Investor required to be made by the LLC Agreement have been made.

          Reference is made to Sections 3 and 7 of the Offer to Purchase that is attached as Exhibit B, which are incorporated herein by reference.

     (iii) The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, Wednesday, October 27, 2010, unless extended.

     (iv) Not applicable.

     (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of the extension and the new Expiration Date. Reference is made to
Section 8 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

     (vi) Any Investor tendering an Interest pursuant to the Offer may withdraw the tender at any time before 12:00 midnight, Eastern Time, on the Expiration Date, which is October 27, 2010 unless the Offer is extended, and, if tendered Interests have not been accepted by the Fund, at any time on or after November 26, 2010 (i.e., after the expiration of 40 business days from the commencement of the Offer).

     (vii) Reference is made to Sections 5 and 6 of the Offer to Purchase that is attached as Exhibit B, which are incorporated herein by reference. A copy of:
(a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Investors that will be sent in connection with the Fund's acceptances of tenders of Interest, are attached hereto as Exhibits A, B, C, D and E, respectively.

     (viii) For purposes of the Offer, the Fund will be deemed to have accepted for purchase Interests that are tendered as, if and when it gives written notice to the tendering Investors of its election to purchase such Interest.

     (ix) Reference is made to Sections 4 and 8 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

     (x) Reference is made to Section 2 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.


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     (xi) Not applicable.

     (xii) Reference is made to Section 10 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

     (a) (2) Not applicable.

     (b) To the Fund's knowledge, no executive officer, director, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Interest of any executive officer, director or other affiliate of the Fund pursuant to the Offer.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

     (a) - (d) Not applicable.

     (e) The Fund's Confidential Offering Memorandum (as updated and supplemented from time to time, the "Confidential Memorandum") and the LLC Agreement, which were provided to each Investor in advance of subscribing for Interests, provide that the Board has the discretion to determine whether the Fund will purchase Interests from time to time from Investors pursuant to written tenders. The Confidential Memorandum also states that the Adviser expects that it will recommend to the Board that the Fund purchase Interests from Investors four times each year, effective as of the last business day of each calendar quarter. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund, the Adviser, the Subadviser, any director of the Fund or any person controlling the Fund or controlling the Adviser, the Subadviser or any director of the Fund; and (ii) any other person, with respect to the Interests. However, the LLC Agreement provides that the Board of Directors will call a meeting of Investors for the purpose of determining whether the Fund should be dissolved in the event that the Fund does not at least once during any 24-month period repurchase any of the Interests tendered in accordance with the procedures determined by the Board of Directors from time to time.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) Reference is made to Section 2 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

     (b) Reference is made to Section 2 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

     (c) Reference is made to Section 9 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference. Because Interests are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.


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ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a), (b), and (d) Reference is made to Section 7 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

     (c) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

     (a) None of the Directors own any Interests.

     (b) Other than the acceptance of subscriptions as of August 2, 2010 and September 1, 2010, there have been no transactions involving the Interests that were effected during the past 60 days by the Fund, the Adviser, the Subadviser, and any director or officer of the Fund, or any person controlling the Fund or the Adviser.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

     (b) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

     (a) (1) The Fund has recently commenced operations and therefore has not yet prepared and furnished to members of the Fund its financial statements pursuant to Rule 30e-1 under the 1940 Act, nor filed such financial statements with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act.

     (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

     (3) Not applicable.

     (4) The Fund does not have shares, and consequently does not have book value per share information.

     (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.


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     (a) (1) None.

         (2) None.

         (3) Not applicable.

         (4) Not applicable.

         (5) None.

     (b) None.

ITEM 12. EXHIBITS.

     Reference is hereby made to the following exhibits which collectively constitute the Offer to Investors and are incorporated herein by reference:

     A. Cover Letter to Offer to Purchase and Letter of Transmittal.

     B. Offer to Purchase.

     C. Form of Letter of Transmittal.

     D. Form of Notice of Withdrawal of Tender.

     E. Forms of Letters to Investors in connection with the Fund's acceptance of tenders of Interests.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GROSVENOR REGISTERED MULTI-STRATEGY
FUND (TE), LLC


                                        By: /s/ Steven L. Suss
                                            ------------------------------------
                                            Name: Steven L. Suss
                                            Title: President

Dated: September 29, 2010


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                                  EXHIBIT INDEX

                                     EXHIBIT

A    Cover Letter of Offer to Purchase and Letter of Transmittal.

B    Offer to Purchase.

C    Form of Letter Transmittal.

D    Form of Notice of Withdrawal of Tender.

E Forms of Letters to Investors in connection with the Fund's acceptance of tenders of Interests.


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